SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-8598
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below.
Belo Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Belo Corp.
(a Delaware corporation)
400 South Record Street
Dallas, Texas 75202-4841

Financial Statements and Supplemental Schedule
Belo Savings Plan
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

Belo Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Benefits Administrative Committee
Belo Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Belo Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 23, 2008

Belo Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Plan’s interest in Belo Corp.
Defined Contribution Trust, at fair value	$525,399,136	$481,610,623
Participant loans	15,713,613	15,387,648

Receivables:
Participant contributions	—	17,265
Employer contributions	—	3,904

	—	21,169

Net assets available for benefits, at fair value	541,112,749	497,019,440
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	8,975	—

Net assets available for benefits	$541,121,724	$497,019,440

See accompanying notes.

Belo Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Plan’s interest in net investment income from Belo Corp. Defined Contribution Trust	$38,885,219
Interest income on participant loans	1,032,437

Contributions:
Participant	28,395,914
Employer	19,284,752
Rollover	2,192,607

49,873,273

Transfers-in from Journal-Guild 401(k) Plan	5,274,395

Total additions	95,065,324

Deductions
Distributions	50,725,647
Administrative expenses	237,393

Total deductions	50,963,040

Net increase	44,102,284

Net assets available for benefits at beginning of year	497,019,440

Net assets available for benefits at end of year	$541,121,724

See accompanying notes.

Belo Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the Belo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees of Belo Corp. and its subsidiaries (collectively, the Employer), as defined in the Plan document. Employees are eligible to participate in the Plan upon the completion of one hour of service. Certain collective bargaining agreements and personal service contracts may exclude some employees’ participation in the Plan. Refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective July 31, 2004, the Journal-Guild 401(k) Plan (Guild Plan) was frozen to new participants and all contributions to the Guild Plan ceased. Effective August 1, 2004, each former participant of the Guild Plan became a participant in the Plan. Individuals who were employees of the Providence Journal Company and covered by the Providence Newspaper Guild (Guild Employees) on July 31, 2004, were eligible to participate as of the first payroll period on August 31, 2004, even if they had not reached age 21 or were not eligible to participate in the Guild Plan. Guild Employees hired after July 31, 2004, were eligible to participate in the Plan upon attainment of age 21 prior to January 1, 2006. Effective January 1, 2006, such age requirement was eliminated. On December 3, 2007, the Employer and the sponsors of the Guild Plan resolved to merge the assets and participants’ account balances of the Guild Plan into the Plan. As of December 31, 2007, all of the assets and participants’ account balances of the Guild Plan have been transferred to the Plan and the Guild Plan merged out of existence.
Contributions
Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant’s compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan’s 26 investment funds, in addition to a self-directed brokerage fund. Participant contributions are allocated to the participants’ Deferral Contribution Accounts, as defined in the Plan document. The maximum pretax contribution an employee can make is 100% of his or her annual eligible compensation (less required withholdings and deductions), up to statutory limits.

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Additionally, participants who have attained age 50 are eligible to make catch-up deferral contributions, subject to the statutory limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Employer makes a matching contribution of 75% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. For plan participants who made an election to continue to accrue benefits under The G.B. Dealey Retirement Pension Plan (Pension Plan), the Employer made a matching contribution of 55% of participant contributions, to the extent that participant contributions did not exceed 6% of eligible compensation. The effective date of the election to either continue or discontinue accruing Pension Plan benefits was August 1, 2004, for Guild Employees and July 1, 2000, for other participants. Effective April 1, 2007, concurrent with the freezing of benefits under the Pension Plan, the 55% matching contribution was replaced with the 75% matching contribution described above for all participants. Such matching contributions are allocated to the participants’ Matching Contribution Accounts, as defined in the Plan document.
Effective January 1, 2007, all Employer matching contributions are made in cash only. Prior to December 31, 2006, the Employer’s matching contributions could be made in cash and/or in shares of Belo Corp. Series A Common Stock only, subject to the right of the participant or beneficiary to redirect the investment of Employer matching contributions made in Belo Corp. Series A Common Stock into any other investment fund established under the Plan.
The Employer may make a discretionary matching contribution for any Plan year, in addition to the matching contributions described above. There was no discretionary matching contribution made during 2007.
The Employer will also contribute as a profit-sharing contribution for each payroll period an amount equal to 2% of eligible compensation to each participant who is eligible to receive the 75% matching contribution and who is employed on the last day of the payroll period. Total profit-sharing contributions made during 2007 approximated $6.8 million. The Employer may make an additional discretionary profit-sharing contribution to the Plan for any payroll period or for any Plan year in such amount as is determined by the Employer, and is approved by the Compensation Committee of the Board of Directors of the Employer for certain Belo Participating Employers, as defined in the Plan document. There was no additional discretionary profit-sharing contribution made during 2007. The profit-sharing contributions are allocated to the participants’ Profit-Sharing Accounts, as defined in the Plan document.

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Prior to January 1, 2006, full-time participants and regularly scheduled Guild Employees hired after July 31, 2004, would not be eligible for any Employer matching contributions or profit-sharing contributions until they had completed one year of service and had attained the age of 21. Effective January 1, 2006, such age requirement was eliminated. Part-time participants and irregularly scheduled Guild Employees hired after July 31, 2004, also must have worked a minimum of 1,000 hours in 12 consecutive months. Guild Employees who are regularly scheduled on July 31, 2004, and hired on or before February 1, 2004, are eligible for Employer matching or profit-sharing contributions as of the first payroll period beginning on August 1, 2004. Guild Employees who are regularly scheduled on July 31, 2004, but hired after February 1, 2004, are eligible for Employer matching or profit-sharing contributions upon completion of six months of service.
Vesting
Except as provided in the Plan document, each participant who was an employee on June 30, 2000, other than a Guild Employee, and each participant who was a Guild Employee on July 31, 2004, is 100% vested in his or her accounts, which will be nonforfeitable at all times. Each participant who became an employee after June 30, 2000, other than a Guild Employee, and each participant who became a Guild Employee after July 31, 2004, is 100% vested in his or her Deferral Contribution Account and Rollover Account, as defined in the Plan document, which will be nonforfeitable at all times. Such participant will be 100% vested in his or her Matching Contribution Account and Profit-Sharing Account, as defined in the Plan document, after three years of service, attainment of age 55, or death, at which time these accounts will be nonforfeitable. Participants with less than three years of service will have no vesting in the Matching Contribution and Profit-Sharing Accounts, as defined in the Plan document.
Distributions
As provided under the Plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Loans
Participants are able to borrow against their vested account balances. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant’s account or $50,000, reduced by the excess of the highest outstanding loan balance for the previous 12-month period over the outstanding balance of all loans on the date on which a loan is made. Loan terms range up to a period of five years. Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant’s current investment selection.
Administration
The Plan is administered by the Benefits Administrative Committee, which consists of a Chairman appointed by the Employer. The Chairman appoints additional committee members.
Plan Termination
Although the Plan Sponsor has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. Distributions are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Belo Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Employer maintains the Plan’s assets and the assets of the Guild Plan (prior to its merger into the Plan) in the Belo Corp. Defined Contribution Trust (Master Trust) with Fidelity Management Trust Company (Fidelity). The assets of the Master Trust are separately accounted for on a plan-level basis by Fidelity; as such, net investment income for the Master Trust is earned in each plan’s account based on the amount of assets within each plan.
Investments included in the Master Trust are valued at fair value. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Belo Corp. Series A Common Stock and other common stocks are valued at the quoted market prices. Corporate bonds are valued on yields currently available on comparable securities of issuers with similar ratings. Investments in common/collective trusts are valued at the fair value of the underlying assets as determined by the sponsor of the trust (also see Investment Contracts Held by a Common/Collective Trust). Participant loans receivable are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 157, Fair Value Measurement (FAS 157). FAS 157 defines fair value, establishes a framework for measuring it, and expands the disclosures about fair value measurements. FAS 157 will apply to reporting periods beginning after November 15, 2007. The impact of the adoption of FAS 157 on the Plan’s financial statements is not yet known.

Belo Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Contracts Held by a Common/Collective Trust
In December 2005, the FASB issued FASB Staff Position AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare, and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Master Trust has adopted the provision of the FSP as of December 31, 2006.
As required by the FSP, investments included in the Master Trust in the accompanying Note 3 include a common/collective trust which invests in fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value with a corresponding adjustment to reflect these investments at contract value.
The Master Trust holds the Fidelity Managed Income Portfolio (MIP), which invests in fully benefit-responsive investment contracts. The MIP is presented at fair value in the table of interest in the Master Trust (Note 3), then adjusted to contract value, as reported by Fidelity. The fair value of the MIP equals the total of the fair value of the underlying assets plus the fair value for wrap contracts, which are calculated using a discounted cash flow model which considers recent fee bids, discount rate, and duration of the underlying securities. As provided in the FSP, the MIP is valued at fair value, then adjusted to contract value, because it is fully benefit-responsive. Contract value represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion of, their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Belo Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Related-Party Transactions
Certain Plan investments in the registered investment companies and common/collective trust are managed by Fidelity. Fidelity is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Employer’s common stock. Because the Employer is the Plan Sponsor, transactions involving the Employer’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
Plan Expenses
All expenses incident to the administration of the Plan are charged to the participants’ accounts unless the Employer elects to pay for such expenses.
3. Interest in Master Trust
Net investment income and administrative expenses relating to the Master Trust are allocated to the Plan based upon average monthly balances of the Plan.
The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2007 and 2006, and the percentage interests the Plan holds in each of the Master Trust accounts, are summarized as follows:

	December 31,
	2007		2006
	Master	Plan’s	Master	Plan’s
	Trust Fair	Percentage	Trust	Percentage
	Value	Interest	Fair Value	Interest

Noninterest-bearing cash	$1,263	100.0%	$5,823	100.0%
Templeton Foreign Fund — Class A	—	0.0%	27,511,441	99.5%
Fidelity Puritan Fund	51,582,024	100.0%	49,979,977	98.4%
Fidelity Dividend Growth Fund	—	0.0%	55,663,464	97.0%
Fidelity Managed Income Portfolio	1,470,349	100.0%	1,642,686	0.0%
Spartan U.S. Equity Index Fund	53,399,860	100.0%	52,478,576	97.9%
Spartan International Index Fund	3,169,577	100.0%	—	0.0%
Brokerage fund:
Mutual funds	1,895,594	100.0%	901,830	100.0%
Corporate bonds	14,804	100.0%	14,227	100.0%
Cash	673,814	100.0%	447,568	100.0%
Common stock	1,666,142	100.0%	907,288	100.0%

Belo Savings Plan
Notes to Financial Statements (continued)
3. Interest in Master Trust (continued)

	December 31,
	2007		2006
	Master	Plan’s	Master	Plan’s
	Trust	Percentage	Trust	Percentage
	Fair Value	Interest	Fair Value	Interest

Janus Research Fund	$10,098,226	100.0%	$3,935,171	100.0%
NB Genesis Fund	35,262,376	100.0%	30,200,118	100.0%
Vanguard Extended Market Index Fund	24,757,646	100.0%	22,872,708	100.0%
AllianceBernstein International Value Fund	31,136,899	100.0%	—	0.0%
American Century Large Company Value Fund	6,547,525	100.0%	5,939,690	100.0%
Hartford Capital Appreciation HLS Fund	83,805,229	100.0%	—	0.0%
Belo Series A common stock	45,801,580	100.0%	58,641,599	100.0%
Fidelity Magellan Fund	65,584,630	100.0%	58,160,898	100.0%
Fidelity Growth and Income Fund	—	0.0%	27,925,985	100.0%
Fidelity Intermediate Bond Fund	16,647,953	100.0%	14,093,386	100.0%
Fidelity Freedom Income Fund	1,130,832	100.0%	924,232	100.0%
Fidelity Freedom 2000 Fund	649,018	100.0%	440,206	100.0%
Fidelity Freedom 2005 Fund	28,478	100.0%	—	0.0%
Fidelity Freedom 2010 Fund	8,276,599	100.0%	5,150,551	100.0%
Fidelity Freedom 2015 Fund	247,532	100.0%	—	0.0%
Fidelity Freedom 2020 Fund	12,901,653	100.0%	9,268,883	100.0%
Fidelity Freedom 2025 Fund	582,311	100.0%	—	0.0%
Fidelity Freedom 2030 Fund	8,145,055	100.0%	5,453,649	100.0%
Fidelity Freedom 2035 Fund	762,855	100.0%	—	0.0%
Fidelity Freedom 2040 Fund	6,643,795	100.0%	3,673,283	100.0%
Fidelity Freedom 2045 Fund	530,392	100.0%	—	0.0%
Fidelity Freedom 2050 Fund	321,922	100.0%	—	0.0%
Fidelity Retirement Government Money Market Portfolio	51,651,027	100.0%	50,584,205	100.0%
Due from broker	12,176	100.0%	112,747	100.0%

Total assets	525,399,136		486,930,191
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	8,975	100%	16,510	0.0%

	$525,408,111		$486,946,701

At December 31, 2007, subsequent to the merger of the Guild Plan into the Plan, the Plan’s portion of the Master Trust’s assets was 100% or $525.4 million. At December 31, 2006, the Plan’s portion of the Master Trust’s assets was approximately 99% or $481.6 million.

Belo Savings Plan
Notes to Financial Statements (continued)
3. Interest in Master Trust (continued)
Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2007, and the Plan’s share of net investment income (loss) of each Master Trust account is summarized as follows:

	Master Trust
	Net Appreciation			Plan’s
	(Depreciation) in			Share in Net
	Fair Value of	Interest and	Net Investment	Investment Income
	Investments	Dividends	Income (Loss)	(Loss)

Templeton Foreign Fund — Class A	$2,178,623	$70,007	2,248,630	99.0%
Fidelity Puritan Fund	(2,511,731)	5,707,194	3,195,463	98.5%
Fidelity Dividend Growth Fund	2,213,595	192,532	2,406,127	99.1%
Fidelity Managed Income Portfolio	—	66,418	66,418	0.0%
Spartan US Equity Index Fund	1,760,183	1,149,812	2,909,995	98.0%
Spartan International Index Fund	(91,567)	91,338	(229)	100.0%
Brokerage fund:
Mutual funds	172,637	1,228	173,865	100.0%
Corporate bonds	—	808	808	100.0%
Cash	—	31,431	31,431	100.0%
Common stock	(224,559)	16,757	(207,802)	100.0%
Janus Research Fund	1,248,465	24,692	1,273,157	100.0%
NB Genesis Fund	1,031,522	5,321,896	6,353,418	100.0%
Vanguard Extended Market Index Fund	712,351	397,958	1,110,309	100.0%
All/Bern Intl Val A	(2,453,245)	1,776,757	(676,488)	100.0%
American Century Large Company Value Fund	(392,504)	344,217	(48,287)	100.0%
Hartford Capital Appreciation HLS IB	(6,255,790)	10,789,092	4,533,302	100.0%
Belo Series A common stock	(1,949,304)	191,739	(1,757,565)	100.0%
Fidelity Magellan Fund	2,773,970	8,003,956	10,777,926	100.0%
Fidelity Growth and Income Fund	739,308	185,259	924,567	100.0%
Fidelity Intermediate Bond Fund	(156,775)	809,697	652,922	100.0%
Fidelity Freedom Income Fund	(8,673)	87,910	79,237	100.0%
Fidelity Freedom 2000 Fund	(6,985)	35,318	28,333	100.0%
Fidelity Freedom 2005 Fund	(433)	941	508	100.0%
Fidelity Freedom 2010 Fund	9,436	441,615	451,051	100.0%
Fidelity Freedom 2015 Fund	(4,525)	7,423	2,898	100.0%

Belo Savings Plan
Notes to Financial Statements (continued)
3. Interest in Master Trust (continued)

	Master Trust
	Net Appreciation			Plan’s
	(Depreciation) in			Share in Net
	Fair Value of	Interest and	Net Investment	Investment Income
	Investments	Dividends	Income (Loss)	(Loss)

Fidelity Freedom 2020 Fund	$131,767	$775,989	907,756	100.0%
Fidelity Freedom 2025 Fund	(10,914)	15,466	4,552	100.0%
Fidelity Freedom 2030 Fund	142,307	429,544	571,851	100.0%
Fidelity Freedom 2035 Fund	(13,253)	19,403	6,150	100.0%
Fidelity Freedom 2040 Fund	43,595	354,783	398,378	100.0%
Fidelity Freedom 2045 Fund	(7,721)	12,660	4,939	100.0%
Fidelity Freedom 2050 Fund	(7,329)	6,763	(566)	100.0%
Fidelity Retirement Government Money Market Portfolio	20,668	2,658,855	2,679,523	100.0%

Total net investment income	$(916,881)	$40,019,458	$39,102,577

The Plan’s portion of the net investment income of the Master Trust was approximately 99.4% or $38.9 million for the year ended December 31, 2007.
4. Income Tax Status
The Plan has received a determination letter from the IRS dated August 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Belo Savings Plan
Notes to Financial Statements (continued)
5. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2007

Net assets available for benefits per the financial statements	$541,121,724
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	(8,975)

Net assets available for benefits per the Form 5500	$541,112,749

The following is a reconciliation of the Plan’s interest in net investment income from the Master Trust per the financial statements to the Form 5500:

Year Ended
December 31,
2007

Plan’s interest in net investment income from Master Trust per the financial statements	$38,885,219
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	(8,975)

Plan’s interest in net investment income from Master Trust per the Form 5500	$38,876,244

The Plan’s investment in fully benefit-responsive investment contracts held by a common/collective trust is recorded on the Form 5500 at fair value versus contract value in the Plan’s financial statements, as described in Note 2.

Belo Savings Plan
Notes to Financial Statements (continued)
6. Subsequent Events
On February 8, 2008, the Employer completed the spin-off of its newspaper businesses and related assets into a separate public company, A. H. Belo Corporation (A. H. Belo), with its own management and Board of Directors. The spin-off was accomplished by transferring the assets and liabilities of the newspaper businesses and related assets in the form of a pro-rata, tax-free stock dividend to the Employer’s shareholders. The Employer has no further ownership interest in A. H. Belo, and A. H. Belo has no ownership interest in the Employer. Belo’s relationship with A. H. Belo is now governed by a separation and distribution agreement, an employee matters agreement and several other agreements between the two companies or their respective subsidiaries.
The employee matters agreement allocates liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the distribution, including, without limitation, the treatment of outstanding Belo equity awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations, and certain retirement and welfare benefit obligations. Effective as of February 5, 2008, the Employer transferred the vested and nonvested account balances of A. H. Belo employees and former employees in the Plan to a defined contribution plan established and sponsored by A. H. Belo. Effective with this transfer, A. H. Belo assumed and became solely responsible for all liabilities of the Plan with respect to A. H. Belo’s employees and former employees. Subsequent to the transfer, A. H. Belo and its subsidiaries ceased to be participating employers in the Plan.

Supplemental Schedule

Belo Savings Plan
Schedule H; Line 4i — Schedule of Assets (Held At End of Year)
EIN: 75-0135890
Plan #: 002
December 31, 2007

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par, or Maturity Value	Cost	Current Value

*	Participants	Loans with interest rates ranging from 4% to 10%	$—	$15,713,613

*	Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

BELO SAVINGS PLAN
Date: June 30, 2008	/s/ Marian Spitzberg
Marian Spitzberg, Chair
Belo Benefits Administrative Committee

EXHIBIT INDEX

Exhibit		Page
Number	Seq Description	No.

23	Consent of Independent Registered Public Accounting Firm	19